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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                   Camtek Ltd.
                       -----------------------------------
                                (Name of Issuer)

                       Ordinary Shares, NIS 0.01 per share
                       -----------------------------------
                         (Title of Class of Securities)

                                   M207 91 105
                       -----------------------------------
                                 (CUSIP Number)

                                   Yotam Stern
                                  P.O. Box 631
                              Midgal Haemek, 10556
                                     Israel
                              (011) 972-6-654-4300
--------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                       July 28, 2000 through October 13, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. M207 91 105
--------------------------------------------------------------------------------
 1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

                 Yotam Stern
--------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3.  SEC Use only

--------------------------------------------------------------------------------
 4.  Source of funds (See Instructions)           PF

--------------------------------------------------------------------------------
 5.  Check if disclosure of Legal Proceedings Is Required          NA
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization           Israel

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of     7.  Sole Voting Power         63,000
Shares        ------------------------------------------------------------------
Beneficially  8.  Shared Voting Power       15,020,002
Owned by      ------------------------------------------------------------------
Each          9.  Sole Dispositive Power    63,000
Reporting     ------------------------------------------------------------------
Person With:  10. Shared Dispositive Power  15,020,002
--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned by Each Reporting Person     15,083,002

--------------------------------------------------------------------------------
 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
 13. Percent of Class Represented by Amount in Row (11)             .29%

--------------------------------------------------------------------------------
 14. Type of Reporting Person (See Instructions)

             IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer. This statement on Schedule 13D relates to the Ordinary Shares, par value NIS 0.01 per share (the "Issuer Shares"), of Camtek Ltd., an Israeli corporation (the "Issuer"). The principal executive offices of the Issuer are located at Industrial Zone, P.O. Box 631 Migdal Haemek, Israel 10556.

Item 2.  Identity and Background.

(a) This statement is being filed by Yotam Stern. Mr. Stern's business address is Industrial Zone, P.O. Box 631 Migdal Haemek, Israel 10556. Mr. Stern is the Chief Financial Officer of the Issuer. During the past five years Mr. Stern has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Stern was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws. Mr. Stern is a citizen of the State of Israel.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds used to purchase the Ordinary Shares was personal. The amount of funds used to purchase the Ordinary Shares purchased as described in
Item 5 below was $413,950.

Item 4. Purpose of Transaction.

(a) This statement relates to the purchase of additional Issuer Shares by Yotam Stern as detailed in Item 5(c) below, for investment purposes. Mr. Stern may make future purchases or dispositions of the Issuer Shares from time to time. Decisions with respect to future purchases or dispositions would be based on a number of factors, including general economic conditions and business factors, market conditions generally and the market price of the Issuer's shares.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

(i) Not applicable.

(j) Not applicable.

Item 5. Interest in Securities of the Issuer

(a) PCB Ltd. beneficially owns 15,020,002 Issuer Shares and acquired such Issuer Shares prior to July 28, 2000, when the Issuer completed its initial public offering of Issuer Shares and caused the Issuer Shares to be registered under the Securities Exchange Act of 1934, as amended. Mr. Stern may be deemed to share the power to vote and dispose of the Issuer Shares held by PCB Ltd. as a result of the agreements described in Item 6 below. In addition, Mr. Stern directly owns 63,000 Ordinary Shares of Camtek Ltd. as a result of the transactions stated in Item 5(c) below. As a result of the foregoing, Mr. Stern beneficially owns a total of 15,083,002 Issuer Shares representing 68.3% of the total outstanding Issuer Shares.

(b) Yotam Stern has the sole power to vote 63,000 Ordinary Shares and the shared power to vote 15,020,002 Ordinary Shares mentioned in paragraph (a) above. Mr. Stern shares voting power over his 15,020,002 Ordinary Shares with Rafi Amit, Itzhak Krell and several other individuals.

Rafi Amit's business address is Industrial Zone, P.O. Box 631 Migdal Haemek, Israel 10556. Mr. Amit is the General Manager of the Issuer. During the past five years, Mr. Amit has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Amit was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws. Mr. Amit is a citizen of the State of Israel.

Itzhak Krell's business address is 11/27 Mandel Singer St., Haifa, Israel [Zip Code]. Mr. Krell is a technician at PCB Ltd. During the past five years, Mr. Krell has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Krell was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws. Mr. Krell is a citizen of the State of Israel.

(c) Yotam Stern acquired Issuer Shares in the open market on the Nasdaq National Market as follows:

            Date              Number of Shares Acquired          Price per share
            ----              -------------------------          ---------------
       July 28, 2000                    8,000                        $4.8847
       August 4, 2000                  10,000                        $6.6382
     September 27, 2000                10,000                        $8.3291
      October 9, 2000                   5,000                        $7.014
      October 11, 2000                 10,000                        $6.6144
      October 13, 2000                 20,000                        $6.1993

(d) PCB Ltd. would have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer Shares held by PCB Ltd., subject, if applicable, to the agreements described in Item 6 below.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

15,020,002 Issuer Shares are held by PCB Ltd. Certain shareholders of PCB Ltd. are parties to the following agreements.

Pursuant to a voting agreement between Yotam Stern, Rafi Amit, Itzhak Krell and several other individuals (the "Signatories"), the Signatories agreed to vote jointly and in a uniform manner in general meetings. A decision by the Signatories regarding the voting of their shares will be determined by simple majority according to their individual ownership interests in PCB Ltd. Messrs. Stern, Amit and Krell own a majority of such shares.

Other than the above mentioned voting agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Yotam Stern and between any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, of the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1  Contract dated March 29, 1992
Exhibit 99.2  Contract dated September 27, 1993

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                                                November 15, 2000
                                   -------------------------------------------
                                                      Date

                                                /s/ Yotam Stern
                                   -------------------------------------------
                                                   Signature

                                      Yotam Stern, Chief Financial Officer
                                   -------------------------------------------
                                                   Name/Title